Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857
Shanghai Stock Exchange Stock Code: 601857)
Results Announcement for the year ended December 31, 2008
(Summary of the 2008 Annual Report)
1 Important Notice
     1.1 The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
     This announcement is a summary of the 2008 Annual Report. Investors should read the 2008 Annual Report carefully for more details. Full version of the 2008 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).
     1.2 This summary of the 2008 Annual Report has been approved unanimously at the fourth meeting of the Fourth Session of the Board. All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of this summary of the 2008 Annual Report.
     1.3 All Directors of the Company attended the fourth meeting of the Fourth Session of the Board.
     1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for the year ended December 31, 2008, prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements.

     1.5 No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.
     1.6 The comparative financial data for 2006 and 2007 referred to in this summary of the 2008 Annual Report have been restated due to reasons such as in compliance with the requirements of Interpretation of Accounting Standards for Business Enterprise No. 2 (in respect of the financial data prepared under CAS only) and a business combination under common control completed during the reporting period.
     1.7 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in the 2008 Annual Report.

2 Basic Information of the Company
     2.1 Basic Information of the Company

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange
Legal representative of the Company	Jiang Jiemin
Registered address	World Tower, 16 Andelu, Dongcheng District, Beijing, PRC
Postal code	100011
Office address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Postal code	100007
Website	http://www.petrochina.com.cn
Email address	xwzou@petrochina.com.cn
Newspaper for Information Disclosure	Please refer to China Securities Journal, Shanghai Securities News and Securities Times for A shares
Copies of Annual Report is available for Inspection at	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
     2.2 Contact Persons of the Company and Means of Communication

	Secretary to the Board of	Representative on	Representative of the Hong
	Directors	Securities Matters	Kong Representative Office
Name	Li Huaiqi	Liang Gang	Mao Zefeng
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3606, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	xwzou@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

3 Summary of Accounting Data and Financial Indicators
     3.1 Key Accounting Data and Financial Indicators Extracted From Financial Statements Prepared under IFRS

Unit: RMB Million

	For the year of	For the year of	Year-on-year	For the year
Items	2008	2007	change (%)	of 2006

Turnover	1,071,146	836,353	28.1	690,512
Net profit attributable to equity holders of the Company	114,431	146,750	(22.0)	143,511

Net cash flows from operating activities	170,506	205,243	(16.9)	200,692

Basic and diluted earnings per share (RMB)	0.63	0.82	(23.2)	0.80
Net cash flows from operating activities per share (RMB)	0.93	1.14	(18.4)	1.12

	As at the end of	As at the end of	Year-on-year	As at the end
Items	2008	2007	change (%)	of 2006

Total assets	1,194,174	1,067,680	11.8	878,541
Equity attributable to equity holders of the Company	790,838	738,204	7.1	590,423
Net assets per share attributable to equity holders of the Company (RMB)	4.32	4.03	7.2	3.30
     3.2 Key Accounting Data and Financial Indicators Extracted From Financial Statements Prepared under CAS
     3.2.1 Key accounting data

Unit: RMB Million

	For the year of	For the year of	Year-on-year	For the year of
Items	2008	2007	change (%)	2006

Operating income	1,071,146	836,353	28.1	690,512

Operating profit	149,332	206,019	(27.5)	202,825

Profit before taxation	161,100	204,182	(21.1)	200,429
Net profit attributable to equity holders of the Company	113,798	145,867	(22.0)	141,787
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	99,274	140,412	(29.3)	141,509

Net cash flows from operating activities	176,803	212,213	(16.7)	208,002

	As at the end of	As at the end of	Year-on-year	As at the end of
Items	2008	2007	change (%)	2006

Total assets	1,194,901	1,069,135	11.8	894,422
Equity attributable to equity holders of the Company	791,619	739,616	7.0	592,610

     3.2.2 Key financial indicators

	For the year	For the year	Year-on-year	For the year
Items	of 2008	of 2007	change (%)	of 2006

Basic earnings per share (RMB)	0.62	0.81	(23.5)	0.79

Diluted earnings per share (RMB)	0.62	0.81	(23.5)	0.79
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.54	0.78	(30.8)	0.79
Fully diluted return on net assets (%)	14.4	19.7	(5.3 percentage points)	23.9
Weighted average return on net assets (%)	14.8	22.5	(7.7 percentage points)	25.3
Fully diluted return on net assets after deducting non-recurring profit/loss items (%)	12.5	19.0	(6.5 percentage points)	23.9
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	12.9	21.7	(8.8 percentage points)	25.3
Net cash flows from operating activities per share (RMB)	0.97	1.18	(17.8)	1.16

	As at the end	As at the end	Year-on-year	As at the end
Item	of 2008	of 2007	change (%)	of 2006
Net assets per share attributable to equity holders of the Company (RMB)	4.33	4.04	7.2	3.31
     3.2.3 Non-recurring profit/loss items
     ✓ Applicable     ☐ Not applicable

Unit: RMB Million

Year ended December 31,
Non-recurring profit/loss items	2008(profit)/loss

Net loss on disposal of non-current assets	2,598

Net gain on disposal of available-for-sale financial assets	(7)

Other non-operating income and expenses	2,221

Government grants	(16,006)

A subsidiary’s net profit before it was combined as a business combination under common control	(3,934)

Reversal of provisions for bad debts against receivables	(184)

Interest income on commissioned loans	(146)

Reversal of provision related to unexercised share-appreciation rights	(1,400)

Tax impact of non-recurring profit/loss items	4,016

Impact of a change in statutory income tax rates	(3,134)

Total	(15,976)

Of which: Non-recurring profit/loss attributable to the equity holders of the Company	(14,524)

Non-recurring profit/loss attributable to minority interest	(1,452)

     3.2.4 Items to which fair value measurement is applied
     ✓ Applicable     ☐ Not applicable

Unit: RMB Million

	Balance at the	Balance at the
	beginning of the	end of the	Changes in	Amount affecting
Items	reporting period	reporting period	the reporting period	the profit of the reporting period

Financial assets available for sale	484	125	(359)	—
     3.3 Differences Between CAS and IFRS
     ✓ Applicable     ☐ Not applicable

	Unit: RMB Million

	CAS	IFRS

Net profit (including minority interest) for the year ended December 31, 2008	125,946	126,651

Equity (including minority interest) as at December 31, 2008	847,725	847,126
     3.3.1 Analysis on differences of net profits between CAS and IFRS

	For the year of	For the year of
Consolidated net profit	2008	2007
	RMB Million	RMB Million

Consolidated net profit for the year under IFRS	126,651	155,176

Adjustments:
Amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999	(171)	(457)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(194)	(162)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(18)	142

Other	(322)	(388)

Consolidated net profit for the year under CAS	125,946	154,311

     3.3.2 Analysis on differences of shareholders’ equity between CAS and IFRS

	December 31,	December 31,
Consolidated shareholders’ equity	2008	2007
	RMB Million	RMB Million

Consolidated shareholders’ equity for the year under IFRS	847,126	782,100

Adjustments:
Amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999	238	409
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	143	337
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(110)	(92)

Other	328	648

Consolidated shareholders’ equity for the year under CAS	847,725	783,402

4 Changes in Share Capital and Information on Shareholders
     4.1 Changes in Shareholdings

		Unit: Shares

		Pre-movement		Increase/decrease (+/-)					Post-movement
						Conversion
		Numbers of	Percentage	New	Bonus	from			Numbers of	Percentage
		shares	(%)	Issue	Issue	Reserves	Others(Note)	Sub-total	shares	(%)
I	Shares with selling restrictions	158,922,077,818	86.83	—	—	—	-1,000,000,000	-1,000,000,000	157,922,077,818	86.29
1.	State-owned shares	157,922,077,818	86.29	—	—	—	—	—	157,922,077,818	86.29
2.	Shares held by state-owned companies	—	—	—	—	—	—	—	—	—
3.	Shares held by other domestic investors	1,000,000,000	0.54	—	—	—	-1,000,000,000	-1,000,000,000	0	0

	of which:
	Shares held by companies other than state-owned companies	1,000,000,000	0.54	—	—	—	-1,000,000,000	-1,000,000,000	0	0
	Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4.	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II	Shares without selling restrictions	24,098,900,000	13.17	—	—	—	+1,000,000,000	+1,000,000,000	25,098,900,000	13.71
1.	RMB-denominated ordinary shares	3,000,000,000	1.64	—	—	—	+1,000,000,000	+1,000,000,000	4,000,000,000	2.18
2.	Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3.	Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4.	Others	—	—	—	—	—	—	—	—	—
III Total Shares		183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

Note:	When the Company conducted initial public offering of its RMB-denominated ordinary shares (A shares) in October 2007, the A shares that were placed with target placees off-line started circulation on the Shanghai Stock Exchange since February 5, 2008.

     Changes in Shares with Selling Restrictions

	Unit: Shares

	Number of	Number of	Number of
	shares with	shares with	additional
	selling	selling	shares with	Number of shares
	restrictions at	restrictions	selling	with selling		Expiry date
Name of	the beginning of	expired in	restrictions	restrictions at the		of selling
Shareholders	2008	2008	in 2008	end of 2008	Reasons for selling restrictions	restrictions
China National Petroleum Corporation (“CNPC”)	157,922,077,818	0	0	157,922,077,818	In October 2007, the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time. At that time, CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	November 5, 2010
Shares placed off-line	1,000,000,000	1,000,000,000	0	0		February 5, 2008
Total	158,922,077,818	1,000,000,000	0	157,922,077,818
     4.2 Number of Shareholders and Their Shareholdings
     The number of shareholders of the Company as at December 31, 2008 was 1,828,261, including 1,820,389 holders of A shares and 7,872 registered holders of H shares (including 303 holders of the American Depository Shares). The public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

     4.2.1 Shareholdings of the top ten shareholders

						Unit: Shares

				Increase		Number of
		Percentage		/decrease	Number of	shares
		of		during the	shares with	pledged or
Name of	Nature of	shareholding	Number of	reporting	selling	subject to
shareholders	shares	(%)	shares held	period (+, -)	restrictions	lock-ups
CNPC	State-owned shares	86.42(1)	158,164,597,259	+242,519,441	157,922,077,818	0
HKSCC Nominees Limited(2)	H shares	11.40(3)	20,869,519,699	-68,234,453	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	0.029	53,233,434	+53,233,434	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	0.026	47,178,809	+42,415,163	0	0
Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	A shares	0.014	24,846,098	+10,810,672	0	0
China Life Insurance Company Limited- Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	0.013	23,519,614	-6,718,956	0	0
China Construction Bank-CIFM China Advantage Securities Investment Fund	A shares	0.011	20,943,434	+20,943,434	0	0
China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	A shares	0.010	18,771,597	-6,297,403	0	0

UBS AG	A shares	0.010	18,032,575	+17,041,546	0	0
China Life Insurance (Group) Company-Traditional-Ordinary Insurance Product	A shares	0.010	17,926,950	-38,870,050	0	0

Note 1:	On September 22, 2008, CNPC increased its shareholdings in the Company by 60,000,000 A shares via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company. CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period. The number of shares includes 242,519,441 A shares acquired by CNPC from secondary market during the reporting period, representing 0.13% of the total share capital of the Company, but excludes 535,704,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.29% of the total share capital of the Company.

Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3:	535,704,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.29% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     4.2.2 Shareholdings of top ten shareholders of shares without selling restrictions

			Unit: Shares

Ranking	Name of shareholders	Number of shares held	Types of shares
1	HKSCC Nominees Limited	20,869,519,699	H shares
2	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	53,233,434	A shares
3	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	47,178,809	A shares
4	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	24,846,098	A shares
5	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	23,519,614	A shares
6	China Construction Bank -CIFM China Advantage Securities Investment Fund	20,943,434	A shares
7	China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	18,771,597	A shares
8	UBS AG	18,032,575	A shares
9	China Life Insurance (Group) Company -Traditional-Ordinary Insurance Product	17,926,950	A shares
10	PICC Property and Casualty Company Limited-Traditional-Ordinary Insurance Product-008C-CT001 Shanghai	14,000,000	A shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai, China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai and China Life Insurance (Group) Company -Traditional-Ordinary Insurance Product, all of which are under the management of China Life Insurance Asset Management Co., Ltd, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     4.2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at December 31, 2008, the persons other than a Director, Supervisor or senior management of the Company who have interest or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong are as follows:

				Percentage of
				such shares	Percentage
				in that class	of total
				of the issued	share
Name of	Nature of			share capital	capital
shareholder	shareholding	Number of shares	Capacity	(%)	(%)
CNPC	A shares	158,164,597,259 (L)	Beneficial Owner	97.68	86.42

			Interest of controlled
	H shares	535,704,000 (L) (1)	corporation	2.54	0.29
JPMorgan Chase & Co.(2)	H shares		Beneficial Owner/ Investment Manager/ Custodian/Approved
		1,171,215,091 (L)	Lending Agent	5.55	0.64

		408,786,658 (S)	Beneficial Owner	1.94	0.22

			Custodian/ Approved
		749,723,597 (LP)	Lending Agent	3.55	0.41

(L) Long position (S) Short position (LP) Lending pool

Note 1:	535,704,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Note 2:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 396,417,494 H shares (long position) and 408,786,658 H shares (short position) were held in its capacity as beneficial owner, 25,074,000 H shares (long position) were held in its capacity as investment manager and 749,723,597H shares (long position) were held in its capacity as custodian/ approved lending agent. These 1,171,215,091 H shares (long position) included the interests held in its capacities as beneficial owner, investment manager and custodian/ approved lending agent.
     As at December 31, 2008, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
     4.3 Information on Controlling Shareholder and the Ultimate Controller
     4.3.1 Change in the controlling shareholders and the ultimate controller during the reporting period
     ☐ Applicable     ☑ Not applicable
     4.3.2 Information on controlling shareholder and the ultimate controller
     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB240,440.02 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. CNPC is the ultimate controller of the Company.
     4.3.3 The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	This includes the 535,704,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

5 Directors, Supervisors and Senior Management
     5.1 Information on the Changes in the Shareholding in the Company Held by and Remuneration of the Directors, Supervisors and Senior Management
     5.1.1 Information on current Directors

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2008	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2007	31, 2008
Jiang Jiemin	M	53	Chairman	2008.05-2011.05	—	Yes	0	0
Zhou Jiping	M	56	Vice Chairman/ President	2008.05-2011.05	515	No	0	0
Wang Yilin	M	52	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Zeng Yukang	M	58	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Wang Fucheng	M	58	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Li Xinhua	M	55	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Liao Yongyuan	M	46	Executive Director/Vice President	2008.05-2011.05	869	No	0	0
Wang Guoliang	M	56	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Jiang Fan	M	45	Non-Executive Director	2008.05-2011.05	569	No	0	0
Chee-Chen Tung	M	66	Independent Non-Executive Director	2008.05-2011.05	249	No	0	0
Liu Hongru	M	78	Independent Non-Executive Director	2008.05-2011.05	343	No	0	0
Franco Bernabè	M	60	Independent Non-Executive Director	2008.05-2011.05	243	No	0	0
Li Yongwu	M	64	Independent Non-Executive Director	2008.05-2011.05	197	No	0	0
Cui Junhui	M	62	Independent Non-Executive Director	2008.05-2011.05	331	No	0	0

     5.1.2 Information on current Supervisors

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2008	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2007	31, 2008
Chen Ming	M	58	Chairman of Supervisory Committee	2008.05-2011.05	—	Yes	0	0
Wen Qingshan	M	50	Supervisor	2008.05-2011.05	—	Yes	0	0
Sun Xianfeng	M	56	Supervisor	2008.05-2011.05	—	Yes	0	0
Yu Yibo	M	45	Supervisor	2008.05-2011.05	—	Yes	56,500 A shares	66,500 A shares*
Wang Yawei	M	54	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	0	0
Qin Gang	M	55	Supervisor appointed by employees’ representatives	2008.05-2011.05	521	No	0	0
Wang Shali	F	54	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	7,000 A Shares 18,000 H Shares	7,000 A Shares 18,000 H Shares
Wu Zhipan	M	52	Independent Supervisor	2008.05-2011.05	234	No	0	0
Li Yuan	M	61	Independent Supervisor	2008.05-2011.05	124	No	0	0

*	The shares were acquired via the secondary market during the reporting period.
     5.1.3 Members of the Senior Management

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2008	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2007	31, 2008
Sun Longde	M	46	Vice President	2007.06-	690	No	0	0
Shen Diancheng	M	49	Vice President	2007.06-	684	No	0	0
Liu Hongbin	M	45	Vice President	2007.06-	681	No	0	0
Zhou Mingchun	M	41	Chief Financial Officer	2007.06-	681	No	0	0
Li Hualin	M	46	Vice President	2007.11-	541	No	0	0
Zhao Zhengzhang	M	52	Vice President	2008.05-	317	No	0	0
Lin Aiguo	M	50	Chief Engineer	2007.06-	684	No	0	0
Wang Daofu	M	53	Chief Geologist	2008.05-	317	No	0	0
Huang Weihe	M	51	Chief Engineer	2008.05-	317	No	0	0
Li Huaiqi	M	59	Secretary to the Board of Directors	2001.08-	676	No	0	0
     Each member of the senior management of the Company (including the executive Directors and Supervisors) has entered into a performance appraisal agreement with the Company. The remuneration policy of the senior management of the Company links the financial interest of the senior management with the operating results of the Company and the performance of the Company’s shares in the market.

6 Directors’ Report
     6.1 Discussion and Analysis of the Overall Operations During the Reporting Period
     6.1.1 Review of Results of Operations
     In 2008, despite being faced with historically rare natural disasters in China such as cold weather, rain and snow storms, frost and a severe earthquake in the Wenchuan area, and changes in the operating environment in the domestic and international markets, in particular affected by the spreading global financial crisis and the significant volatility in the oil market, the Company planned in a scientific manner and responded actively, thus realising continuous development in the principal operations, stable production and operations, a steady increase in the output of major products and enhancement of the Group’s ability to achieve sustainable development. Without taking into account the impacts resulting from policy factors such as the special levy on domestic crude oil sales and the macroeconomic controls over the prices of refined products, the operational efficacy of the Company remains at a robust level.
     1. Market Review
     (1) Crude Oil Market Review
     International crude oil prices fluctuated significantly in 2008. The prices continued to increase significantly in the first half of 2008 due to factors such as strong demand for crude oil, weakening of the United States Dollars, speculative activities, decline in crude oil inventories, shortage of unutilised capacities and geopolitical tensions. The crude oil price for Western Tax Intermediate (“WTI”) reached a historic high of US$147.27 per barrel on July 11, 2008. However, owing to the worsening and pervasive impacts of the subprime crisis in the United States (“US”) and the global economic downturn, the expected demand for crude oil declined and international crude oil prices started falling sharply since August 2008. On December 19, 2008, the crude oil price for WTI fell to US$33.87 per barrel, the lowest for the recent five years, representing a decrease of over 70% compared with the historic high price in July 2008. During 2008, the average prices for WTI and Brent crude oil were US$100.06 and US$97.26 per barrel, respectively, representing an increase of 38.66% and 34.37% over the average prices of last year. The domestic crude oil prices were substantially in line with the trend in the international crude oil prices.
     According to the relevant information, the accumulated outputs of domestic crude oil for 2008 amounted to 190 million tons, representing an increase of 2.15% over 2007 and the net crude oil imports for 2008 amounted to 175 million tons, representing an increase of 10.1% over 2007.
     (2) Refined Products Market Review
     In 2008, domestic refined product prices were still under the macroeconomic controls of the PRC Government. Annual average ex-factory prices of domestic gasoline and diesel were RMB5,890 per ton and RMB5,564 per ton, respectively, being RMB1,119 and RMB2,357 lower than the Cost, Insurance and Freight (“CIF”) per ton prices quoted in the Singapore market, respectively. During the first half of 2008, international crude oil prices surged and as a result, domestic refineries incurred heavy losses in processing and some of them ceased production. Supply in the refined products market was very tight at a point in time. On June 20, 2008, the PRC Government raised the ex-factory prices of gasoline, diesel by RMB1,000 per ton and aviation fuel by RMB1,500 per ton. During the fourth quarter of 2008, the demand for refined products consumption decreased and supply exceeded demand resulting from the spreading global financial crisis and domestic economic slowdown. Both the volume and sales price fell in the market, resulting in increased inventories and difficulties in the refining operations. On December 18, 2008, the PRC Government promulgated the Notice on Implementing Reforms on Prices of Refined Products and Tax. According to the improved pricing mechanism for refined products, the ex-factory prices of domestic gasoline, diesel and aviation fuel reduced by RMB900 per ton, RMB1,100 per ton and RMB2,400 per ton, respectively.
     According to the relevant information, the nominal consumption of domestic refined products increased by 10.0% to 205 million tons in 2008.
     (3) Chemical Products Market Review
     In 2008 the chemical product market experienced sharp fluctuations. From January to September 2008, due to natural disasters such as cold weather, rain and snow storms, frost and earthquake and the preparation for the Olympic Games, domestic demand for chemical products was boosted by new construction or reconstruction of infrastructure. However, domestic production capacity has not increased significantly during the year and in order to maintain normal supply in the domestic refined products market, petrochemical production enterprises lowered the load of polyethylene degradation, causing a decrease in the output of basic chemical raw materials and an undersupply in the chemical product market. At the same time, affected by the prevailing high crude oil prices, the prices of most basic chemical raw materials surged to the highest level in the past 20 years. As a result, the cost of production of chemical products increased markedly, resulting in the prices of chemical products remained at a high level. The global financial crisis rapidly spread across the world in the fourth quarter of 2008 and domestic economy was hit. As a result, the market demand shrunk and this led to a decrease in all chemical product prices by over 50%.
     (4) Natural Gas Market Review
     In 2008, the domestic natural gas market continued to develop rapidly with strong growth in demand for natural gas. The external sales of natural gas reached 51.1 billion cubic metres, representing an increase of 17.2% as compared to that of last year. The average sales price of natural gas was RMB813.16 per thousand cubic metres, representing an increase of 17.3% compared to that of last year.

     2. Business Review
     (1) Exploration and Production
     In 2008, the Group implemented the “Peak Growth in Oil and Gas Reserves” Program in a comprehensive manner. The Company deepened its high level research and planning, strengthened the use of new technologies, accelerated the exploration of mature oilfields, and vigorously pushed forward pre-exploration and venture exploration. Significant exploration progress was achieved, in particular, significant discovery and breakthrough were achieved in the oil and gas exploration in the Sichuan Basin, the Erdos Basin, the Bohai Bay Basin, the Junggar Basin and the Tarim Basin. In 2008, the Group achieved a consolidated replacement ratio of oil and gas reserves of 1.165. In the development of oil and gas fields, organisation and coordination efforts were enhanced to overcome threats of natural disasters such as cold weather, rain and snow storms, frost and earthquake. New ways in the exploration of oil and gas fields were actively adopted, and the Company has steadily initiated works on the secondary recovery and exploitation of mature oilfields. The Company continued to adopt an overall strategy in exploring new oilfields with higher recovery rate. The production and operation were organised in a scientific manner and as a result, the Company has achieved a steady growth in crude oil output and rapid growth in natural gas output. In 2008, the total crude oil and natural gas output of the Group was 1,181.5 million barrels of oil equivalent, including 870.7 million barrels of crude oil and 1,864.2 billion cubic feet of marketable natural gas. In 2008, the lifting cost for the oil and gas operations of the Group was US$9.48 per barrel, representing an increase of 11.7% compared to that of 2007, but excluding the impacts resulting from exchange rate factors.
     Summary of Operations of the Exploration and Production Segment

				Year-on-year
	Unit	2008	2007	change (%)

Crude oil output	Million barrels	870.7	846.0	2.9

Marketable natural gas output	Billion cubic feet	1,864.2	1,627.7	14.5

Oil and natural gas equivalent output	Million barrels	1,181.5	1,117.4	5.7

Proved reserves of crude oil	Million barrels	11,221	11,706	(4.1)

Proved reserves of natural gas	Billion cubic feet	61,189	57,111	7.1

Proved developed reserves of crude oil	Million barrels	8,324	9,047	(8.0)

Proved developed reserves of natural gas	Billion cubic feet	26,667	26,047	2.4
     (2) Refining and Marketing
     In 2008, a series of large scale refining bases of the Group were completed and commissioned, leading to a substantial increase in refining capacities, with crude oil processing and production of key refined products reaching a historically high level. Faced with strong market demands and benefiting from the advantages created by the better integration of refining and chemicals businesses, the Group pushed forward vigorously the overall resources optimisation, organised the operation in a scientific manner, operated with full capacity and made intense efforts to increase the production and supply during the first three quarters of 2008. Various means were made to better organise the resources in marketing. Marketing was organised scientifically and efforts were made to ensure steady market supply. During the fourth quarter of 2008, confronted with the significant drop in market demands, the Group modified the refining and processing loads in a timely manner, enabling the marketing business to respond actively to market changes. The flow of resources was optimised and the scale of sales to end-users was expanded with a view to increase the turnover. The Group’s refineries processed 849.8 million barrels of crude oil in the year and produced approximately 73.97 million tons of gasoline, diesel and kerosene. The cash processing cost of the refineries was RMB157 per ton in 2008.
     Summary of Operations of the Refining and Marketing Segment

				Year-on-year change
	Unit	2008	2007	(%)

Processed crude oil	Million barrels	849.8	823.6	3.2

Gasoline, kerosene and diesel output	’000 ton	73,968	71,381	3.6

of which: Gasoline	’000 ton	23,465	22,019	6.6

Kerosene	’000 ton	2,209	2,017	9.5

Diesel	’000 ton	48,294	47,345	2.0

Crude oil processing load	%	94.9	97.7	(2.8 percentage points	)

Light products yield	%	73.58	73.99	(0.4 percentage points	)

Refining yield	%	92.71	93.01	(0.3 percentage points	)

Market share in retail	%	37.5	37.0	0.5 percentage points

Number of service stations	Unit	17,456	18,648	(6.4)

of which: owned service stations	Unit	16,725	17,070	(2.0)

Sales volume per service station	Ton/day	9.6	8.4	14.3
     (3) Chemicals and Marketing
     In 2008, the Group continued to exercise control in the management of production in the Chemicals and Marketing segment, and achieved large-scale, efficient, safe and steady operations. Key technological and performance indicators continued to improve, and the allocation of resources and product mix were further optimised. In view of the significant changes in the chemical products market, the Group adopted strategic pricing to promote sales and reduce inventories, strengthened the direct sales to major customers, and expanded the export of products. In 2008, the production of chemical products and ethylene reached 16.27 million tons and 2.68 million tons, representing an increase of 4.6% and 3.7% compared with that of last year, respectively.
     Summary of Operations of the Chemicals and Marketing Segment

				Year-on-year
Output of key chemical products	Unit	2008	2007	change (%)

Ethylene	’000 ton	2,676	2,581	3.7

Synthetic resin	’000 ton	4,099	3,962	3.5

Synthetic fibre raw materials and polymer	’000 ton	1,637	1,459	12.2

Synthetic rubber	’000 ton	344	311	10.6

Urea	’000 ton	3,824	3,634	5.2

     (4) Natural Gas and Pipeline
     In 2008, the Group proceeded with the construction of oil and gas pipelines and auxiliary facilities on schedule and in an orderly manner. The construction of oil and gas pipelines with strategic importance achieved significant breakthrough. The construction of the Second West-East Gas Pipeline commenced. A series of domestic oil and gas pipelines either completed construction or commissioned progressively. City gas and natural gas utilisation projects were proceeded in an orderly manner. The despatch of natural gas was centralised to ensure safety in the transmission. The Company leveraged on its advantage of the nationwide gas pipeline network and achieved an overall balanced development in the production, transportation, marketing and storage of natural gas. While the Group achieved safe and steady supply of natural gas in key cities and the public utilities sector and to key customers, the Group also guaranteed safe and steady supply of natural gas during the Beijing Olympic Games and to the areas that were suffered from cold weather, rain and snow storms in southern PRC. The Lanzhou-Chengdu-Chongqing Refined Oil Pipeline of the Company was regarded as the lifeline of the rescue operations in the earthquake occurred in the Wenchuan area, Sichuan Province on May 12, 2008. The Company made every effort to ensure normal operation of such pipeline to support the rescue operations in the earthquake and the supply of refined products in Sichuan Province and Chongqing region.
     Summary of Operations of the Natural Gas and Pipeline Segment

	Unit	2008	2007	Year-on-year change (%)

Crude oil pipeline	Kilometres	11,028	10,559	4.4

Refined product pipeline	Kilometres	5,656	2,669	111.9

Natural gas pipeline	Kilometres	24,037	22,043	9.0
     6.1.2 Management Discussion and Analysis
     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in the 2008 Annual Report.
     1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS
     (1) Consolidated Operating Results
     The operating results of the Group in 2008 were affected to a certain extent by the combined effects of the economic conditions such as an increase in the amount of special levy on domestic crude oil sales, macroeconomic control on domestic refined product prices and the global financial crisis. Profit before taxation of the Group was RMB161,829 million, representing a decrease of 21.0% compared with the previous year. Profit attributable to equity holders of the Company was RMB114,431 million, representing a decrease of 22.0% compared with the previous year. However, the overall development of the Group remained steady, orderly and healthy and the fundamental aspect of sustainable and coordinated development remained unchanged. Major discoveries were made through the Group’s oil and gas exploration. The oil and gas output reached another historical high. Production and marketing of refined products were steady, and the Group was able to effectively meet market demands. There was rapid progress in the development of natural gas pipelines, and construction of key projects was smooth. Development of the international operations of the Group has continued and the scale of the business of the Group’s international operations continued to expand.

     Turnover Turnover increased 28.1% from RMB836,353 million for the twelve months ended December 31, 2007 to RMB1,071,146 million for the twelve months ended December 31, 2008. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and refined products, and the efforts made by the Group in expanding resources and developing markets by leveraging on the opportunities presented by persistently high prices in crude oil and petrochemical products in the international market. In addition, the increase of the trading business of oil products during the year also increased the turnover of the Group. The table below sets out the external sales volume and average realised prices for major products sold by the Group for 2007 and 2008 and percentages of change in the sales volume and average realised prices during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage of			Percentage of
	2008	2007	Change (%)	2008	2007	Change (%)

Crude oil*	20,465	18,730	9.3	4,264	3,594	18.6
Natural gas (million cubic metre, RMB/’000 cubic metre)	51,054	43,570	17.2	813	693	17.3

Gasoline	29,399	27,003	8.9	5,881	5,168	13.8

Diesel	56,081	54,377	3.1	5,526	4,668	18.4

Kerosene	4,798	3,782	26.9	6,355	4,684	35.7

Heavy oil	7,061	8,772	(19.5)	3,541	2,519	40.6

Polyethylene	2,195	2,102	4.4	10,219	10,497	(2.6)

Lubricant	2,003	2,378	(15.8)	7,515	6,420	17.1

*	The external sales volume of crude oil listed above is crude oil produced by the Company.
     Operating Expenses Operating expenses increased 43.5% from RMB635,582 million for the twelve months ended December 31, 2007 to RMB911,846 million for the twelve months ended December 31, 2008, of which:
     Purchases, Services and Other Expenses Purchases, services and other expenses increased 52.2% from RMB369,219 million for the twelve months ended December 31, 2007 to RMB562,122 million for the twelve months ended December 31, 2008. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; (2) an increase in the lifting costs of oil and gas operations and the processing costs of the Group’s refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of the Group; and (3) impairment losses for decline in the value of inventories in the amount of RMB8,608 million were recorded during 2008, which was in line with the market conditions. In addition, the increase in the purchase expenses was also resulted from an increase in the oil products trading operations in 2008.

     Employee Compensation Costs Employee compensation costs of the Group were RMB62,065 million for the twelve months ended December 31, 2008, representing an increase of 11.7% compared with that of last year, without taking into account factors including the newly adopted corporate pension scheme. This increase in employee compensation costs was mainly due to the increase in the level of salaries in line with the domestic commodity prices.
     Exploration Expenses Exploration expenses increased 4.4% from RMB20,956 million for the twelve months ended December 31, 2007 to RMB21,879 million for the twelve months ended December 31, 2008. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 40.6% from RMB67,274 million for the twelve months ended December 31, 2007 to RMB94,603 million for the twelve months ended December 31, 2008. This was primarily due to (1) an increase in depreciation, depletion and amortisation that resulted from an increase in the average costs of fixed assets and the average net value of oil and gas properties; and (2) as a result of the significant volatility in international crude oil prices in 2008 and deterioration in the overall international and domestic economic conditions since the fourth quarter of 2008 which resulted in the recoverable amounts of certain property, plant and equipment being less than their carrying amounts, the Group recorded impairment charges of RMB11,949 million and RMB4,235 million against its refining and chemical production assets and oil and gas properties, respectively.
     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 13.8% from RMB52,257 million for the twelve months ended December 31, 2007 to RMB59,457 million for the twelve months ended December 31, 2008. This was primarily due to an increase in transportation, maintenance and other related costs that resulted from expansion in the production scale and business development.
     Taxes other than Income Taxes Taxes other than income taxes increased 68.2% from RMB73,792 million for the twelve months ended December 31, 2007 to RMB124,115 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase of RMB40,629 million compared with last year in the payment of the special levy on the sale of domestic crude oil by the Group as the average crude oil prices remained high throughout the whole year of 2008.
     Other Incomes/(Expenses), net The Other incomes, net, was RMB12,395 million for the twelve months ended December 31, 2008, while the Other Expenses, net, was RMB1,221 million for the twelve months ended December 31, 2007. This was primarily due to the recognition of government grants to the Group for imported crude oil and refined products by the PRC Government in the amount of RMB 15,700 million.
     Profit from Operations As a result of the factors discussed above, profit from operations decreased 20.7% from RMB200,771 million for the twelve months ended December 31, 2007 to RMB159,300 million for the twelve months ended December 31, 2008.

     Net Exchange Loss Net exchange loss increased from RMB751 million for the twelve months ended December 31, 2007 to RMB1,081 million for the twelve months ended December 31, 2008. The increase in the net exchange loss was primarily due to the combined effect of the appreciation of Renminbi against the United States Dollar and other currencies.
     Net Interest Expenses Net interest expenses decreased 54.2% from RMB1,505 million for the twelve months ended December 31, 2007 to RMB689 million for the twelve months ended December 31, 2008. The decrease in net interest expenses was primarily due to the combined effect of a decrease in the interest expenses from the sharp reduction of average interest rates on loans and an increase in interest income from an increase in the average outstanding balance of deposits.
     Profit Before Taxation Profit before taxation decreased 21.0% from RMB204,957 million for the twelve months ended December 31, 2007 to RMB161,829 million for the twelve months ended December 31, 2008.
     Taxation Taxation decreased 29.3% from RMB49,781 million for the twelve months ended December 31, 2007 to RMB35,178 million for the twelve months ended December 31, 2008. The decrease was primarily due to the combined effect of a reduction in the taxable income and the reduction of corporate income tax rate for 2008.
     Profit for the year As a result of the factors discussed above, net profit decreased 18.4% from RMB155,176 million for the twelve months ended December 31, 2007 to RMB126,651 million for the twelve months ended December 31, 2008.
     Profit attributable to minority interest of the Company Profit attributable to minority interest of the Company for the twelve months ended December 31, 2008 was RMB12,220 million, representing an increase of 45.0% compared with that of last year. The main reason for such increase was due to the international crude oil prices remained high, resulting in subsidiaries of the Company including CNPC Exploration and Development Company Limited recorded considerable increase in the profit before taxation.
     Profit attributable to the equity holders of the Company As a result of the factors discussed above, profit attributable to the equity holders of the Company was RMB114,431 million, representing a decrease of 22.0% compared with that of 2007.
     (2) Segment Information
     Exploration and Production
     Turnover
     Turnover increased 32.4% from RMB471,928 million for the twelve months ended December 31, 2007 to RMB624,909 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2008 was US$87.55 per barrel, representing an increase of 34.1% from US$65.27 per barrel compared with that of 2007.

     Operating Expenses
     Operating expenses increased 45.5% from RMB264,425 million for the twelve months ended December 31, 2007 to RMB384,711 million for the twelve months ended December 31, 2008. The increase was primarily due to: (1) a significant increase in the expenses for crude oil imports; (2) a sharp increase in the payment of the special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high in 2008; (3) impairment charges for oil and gas properties increased sharply as a result of the significant volatility in the international crude oil prices.
     Profit from Operations
     Profit from operations increased 15.8% from RMB207,503 million for the twelve months ended December 31, 2007 to RMB240,198 million for the twelve months ended December 31, 2008. The profit from the Exploration and Production segment reached a historically high level.
     Refining and Marketing
     Turnover
     Turnover rose 32.1% from RMB670,844 million for the twelve months ended December 31, 2007 to RMB886,472 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the selling prices and sales volume of key refined products and an increase in the oil products trading business.
     Operating Expenses
     Operating expenses increased 40.2% from RMB691,524 million for the twelve months ended December 31, 2007 to RMB969,442 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers. An increase in the level of oil products trading operations in 2008 also led to an increase in the operating expenses.
     Loss from Operations
     Loss from operations amounted to RMB82,970 million for the twelve months ended December 31, 2008, representing an increase of RMB62,290 million against the figure for the twelve months ended December 31, 2007. The loss was primarily due to the control of the domestic prices of refined products by the PRC Government, as a result of which despite the sharp increase in international crude oil prices in 2008, domestic prices of refined products were lower than that of the international market. In addition, impairment charges for declines in the value of inventories and for refining production assets increased significantly compared with that of last year.

     Chemicals and Marketing
     Turnover
     Turnover rose 7.9% from RMB102,718 million for the twelve months ended December 31, 2007 to RMB110,850 million for the twelve months ended December 31, 2008. The growth in turnover was primarily due to an increase in the selling prices and changes in the sales volume of certain chemical products.
     Operating Expenses
     Operating expenses increased 19.9% from RMB94,887 million for the twelve months ended December 31, 2007 to RMB113,727 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the prices of key chemical raw materials.
     Loss /Profit from Operations
     The loss from operations amounted to RMB2,877 million for the twelve months ended December 31, 2008. The profit from operations amounted to RMB7,831 million for the twelve months ended December 31, 2007. The loss in this segment was primarily due to the significant decrease in chemical products prices and the decrease in the sales volume resulting from the decrease in domestic market demands caused by the global financial crisis. In addition, impairment charges for chemical production assets increased significantly compared with that of last year.
     Natural Gas and Pipeline
     Turnover
     Turnover increased 26.5% from RMB50,066 million for the twelve months ended December 31, 2007 to RMB63,315 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the selling prices of natural gas and an increase in the sales volume and the volume of natural gas from pipeline transmission.
     Operating Expenses
     Operating expenses increased 25.8% from RMB37,571 million for the twelve months ended December 31, 2007 to RMB47,258 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.
     Profit from Operations
     Profit from operations increased 28.5% from RMB12,495 million for the twelve months ended December 31, 2007 to RMB16,057 million for the twelve months ended December 31, 2008. The natural gas and pipeline business developed rapidly and has continued to increase its contributions to the profit of the Group.

     (3) Assets, Liabilities and Equity
     The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31,	As at December 31,	Percentage of
	2008	2007	Change
	RMB million	RMB million	%

Total assets	1,194,174	1,067,680	11.8

Current assets	224,473	235,549	(4.7)

Non-current assets	969,701	832,131	16.5

Total liabilities	347,048	285,580	21.5

Current liabilities	264,337	199,222	32.7

Non-current liabilities	82,711	86,358	(4.2)
Equity attributable to equity holders of the Company	790,838	738,204	7.1

Share capital	183,021	183,021	—

Reserves	229,217	221,404	3.5

Retained earnings	378,600	333,779	13.4

Total equity	847,126	782,100	8.3
     Total assets amounted to RMB1,194,174 million, representing an increase of 11.8% from that at the end of 2007, of which:
     Current assets amounted to RMB224,473 million, representing a decrease of 4.7% from the current assets as at the end of 2007. The decrease in the current assets was primarily due to a decrease of RMB44,168 million in the cash, cash equivalents and time deposits with maturities over three months but within one year resulting from a decrease in cash flows from operating activities and an increase in cash outflows from investing activities.
     Non-current assets amounted to RMB969,701 million, representing an increase of 16.5% from the non-current assets as at the end of 2007. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.) in the amount of RMB132,976 million.
     Total liabilities amounted to RMB347,048 million, representing an increase of 21.5% from the total liabilities as at the end of 2007, of which:
     Current liabilities amounted to RMB264,337 million, representing an increase of 32.7% from the current liabilities as at the end of 2007. The increase in current liabilities was primarily due to an increase in short-term borrowings of RMB61,827 million.
     Non-current liabilities amounted to RMB82,711 million, representing a decrease of 4.2% from the non-current liabilities as at the end of 2007. The decrease in non-current liabilities was primarily due to a decrease in deferred taxes of RMB8,414 million.
     Equity attributable to the equity holders of the Company amounted to RMB790,838 million, representing an increase of 7.1% from the equity attributable to equity holders of the Company as at the end of 2007. The increase in equity attributable to the Company’s equity holders was primarily due to an increase in the retained earnings of RMB44,821 million.

     As at December 31, 2008, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows:
Unit: RMB Million

	Amount	Changes in
	at the	fair value	Accumulated	Impairment	Amount
	beginning	recorded in	changes in	loss recorded	at the end
	of the	profit/loss of	fair value	in the	of the
	reporting	the reporting	recorded in	reporting	reporting
Items	period	period	equity	period	period

Financial assets
Loans and receivables	21,801	—	—	—	26,695
Financial assets available for sale	124	—	13	—	35

Sub-total	21,925	—	13	—	26,730

Financial Liabilities	27,768	—	—	—	39,672
     (4) Cash Flows
     The primary sources of funds of the Group are cash from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
     The table below sets forth the net cash flows of the Group for the year ended December 31, 2008 and December 31, 2007 respectively and the amount of cash and cash equivalents as at the end of each year:

	2008	2007
	RMB million	RMB million

Net cash flows from operating activities	170,506	205,243

Net cash flows used for investing activities	(213,947)	(185,486)

Net cash flows from / (used for) financing activities	7,845	(1,630)

Currency translation differences	(112)	(221)

Cash and cash equivalents as at the end of year	32,944	68,652
     Net Cash Flows From Operating Activities
     The net cash flows of the Group from operating activities for the twelve months ended December 31, 2008 was RMB170,506 million, representing a decrease of 16.9% compared with RMB205,243 million generated for the twelve months ended December 31, 2007, which was mainly due to the decrease of the net profits realised for 2008 as compared to that of 2007. As at December 31, 2008, the Group had cash and cash equivalents of RMB32,944 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 67.7% were denominated in Renminbi, and approximately 32.3% were denominated in United States Dollars).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2008 was RMB213,947 million, representing an increase of 15.3% compared with RMB185,486 million used for investing activities for the twelve months ended December 31, 2007. The net increase in cash used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.
     Net Cash Flows from or (Used for) Financing Activities
     The net cash flows of the Group from financing activities for the twelve months ended December 31, 2008 was RMB7,845 million, while the net cash flows of the Group used for financing activities for the twelve months ended December 31, 2007 was RMB1,630 million. This was primarily due to an increase in the amount of net borrowings and capital contributions by minority shareholders during the year.
     The net borrowings of the Group as at December 31, 2008 and December 31, 2007, respectively, are as follows:

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	92,761	30,934

Long-term borrowings	32,827	39,688

Total borrowings	125,588	70,622

Less: Cash and cash equivalents	32,944	68,652

Net borrowings	92,644	1,970

     Maturities of long-term borrowings of the Group are as follows:

	Principal as at	Principal as at
	December 31, 2008	December 31, 2007
	RMB million	RMB million

To be repaid within one year	5,544	12,200

To be repaid within one to two years	15,417	5,754

To be repaid within two to five years	7,432	19,898

To be repaid after five years	9,978	14,036

	38,371	51,888

     Of the total borrowings of the Group as at December 31, 2008, approximately 67.1% were fixed-rate loans and approximately 32.9% were floating-rate loans. Of the borrowings as at December 31, 2008, approximately 84.2% were denominated in Renminbi, approximately 15.7% were denominated in United States Dollars, and approximately 0.1% were denominated in Euro.

     As at December 31, 2008, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 12.9% (8.3% as at December 31, 2007).
     (5) Capital Expenditures
     For the twelve months ended December 31, 2008, capital expenditures of the Group increased 27.3% to RMB232,214 million from RMB182,387 million for the twelve months ended December 31, 2007. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and development, and construction of natural gas pipelines by the Group. In addition, increase in commodity prices also contributed to an increase in capital expenditure.

	For the Twelve Months Ended December 31,
	2008		2007		Estimates for 2009
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	157,031	67.6	135,060	74.0	133,800	57.4
Refining and Marketing	20,274	8.7	26,546	14.6	27,500	11.8
Chemicals and Marketing	15,319	6.6	8,165	4.5	15,700	6.7
Natural Gas and Pipeline	36,848	15.9	11,003	6.0	52,200	22.4

Other	2,742	1.2	1,613	0.9	3,900	1.7

Total	232,214	100.0	182,387	100.0	233,100	100.0

*	If investments related to geological and geophysical exploration costs were included, the investments for the Exploration and Production segment for 2007 and 2008, and the estimates for the same in 2009 would be RMB146,855 million, RMB168,569 million and RMB142,300 million, respectively.
     Exploration and Production
     The majority of the Group’s capital expenditures were related to the Exploration and Production segment. For the twelve months ended December 31, 2008, capital expenditures in relation to the Exploration and Production segment amounted to RMB157,031 million, including RMB25,787 million for oil and gas exploration activities and RMB113,126 million for oil and gas development activities. Capital expenditures were primarily used in large oil and gas exploration projects such as in the oil and gas fields located in Changqing, Daqing and Southwestern oil and gas fields and in the construction of key production capacities for various oil and gas fields.
     The Group anticipates that capital expenditures for the Exploration and Production segment for 2009 will amount to RMB133,800 million. Approximately RMB23,000 million will be used for oil and gas exploration, and RMB110,800 million will be used for oil and gas development. Exploration activities will be mainly emphasised on the overall development of regions in Songliao Basin, Bohai Basin, Erdos Basin, Sichuan Basin, Tarim Basin and other key oil and gas regions. Development activities will be emphasised on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing and Southwestern oil and gas fields will also be emphasised.

     Refining and Marketing
     Capital expenditures for the Group’s Refining and Marketing segment for the twelve months ended December 31, 2008 amounted to RMB20,274 million, of which RMB4,918 million was used for the expansion of the efficient retail sales network of refined products and storage infrastructure facilities for oil products and RMB14,644 million was used for the modification of refining facilities. The capital expenditures for 2008 were mainly used for the construction of large scale refining facilities, such as the Dushanzi Petrochemical and the Guangxi Petrochemical projects, each with a crude oil refining capacity over ten million tons.
     The Group anticipates that capital expenditures for the Refining and Marketing segment for 2009 will amount to RMB27,500 million, of which approximately RMB20,000 million will be used for construction and expansion of refining facilities including large scale refining projects such as Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical and Fushun Petrochemical Projects, and approximately RMB7,500 million for investments in the expansion of the sales network for refined products and construction of storage infrastructure facilities for oil products.
     Chemicals and Marketing
     Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2008 amounted to RMB15,319 million, which were used mainly for the construction of petrochemical facilities for large scale ethylene projects with capacity over one- million ton such as the Dushanzi Petrochemical and the Fushun Petrochemical projects and the expansion of key construction projects such as the redevelopment and expansion of ethylene in the Daqing Petrochemical project.
     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for 2009 will amount to RMB15,700 million, which are expected to be used primarily for the construction and expansion of petrochemical facilities including large scale ethylene projects such as Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.
     Natural Gas and Pipeline
     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2008 amounted to RMB36,848 million. The Group incurred RMB33,400 million of these expenditures on the construction of long distance pipelines. The capital expenditures for 2008 were mainly used for the construction of the Second West-East Gas Pipeline project, the Lanzhou-Zhengzhou-Changsha refined oil pipeline and other gas pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2009 will amount to RMB52,200 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the Second West-East Gas Pipeline project and the Lanzhou-Zhengzhou-Changsha refined oil pipeline project and associated gas storage facilities and LNG projects.

     Others
     Capital expenditures for Other segment (including research and development activities) for the twelve months ended December 31, 2008 were RMB2,742 million.
     The Group anticipates that capital expenditures for Other segment for 2009 will amount to approximately RMB3,900 million, which are expected to be used primarily for research and development activities and for implementation of information systems.
     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS
     (1) Income from principal operations, cost of principal operations and profit from principal operations by segments under CAS are set out below:

	2008	2007
	RMB million	RMB million
Income from principal operations
Exploration and production	609,890	458,997
Refining and marketing	876,109	662,322
Chemicals and marketing	106,818	99,864
Natural gas and pipeline	62,440	49,299
Other	235	871
Inter-segment elimination	(615,818)	(460,921)
Consolidated income from principal operations	1,039,674	810,432
Cost of principal operations
Exploration and production	236,403	174,179
Refining and marketing	888,807	620,758
Chemicals and marketing	97,222	83,699
Natural gas and pipeline	44,602	35,524
Other	152	211
Inter-segment elimination	(614,519)	(459,998)
Consolidated cost of principal operations	652,667	454,373
Profit from principal operations
Exploration and production	274,757	232,750
Refining and marketing	(28,367)	25,562
Chemicals and marketing	9,431	15,821
Natural gas and pipeline	16,987	13,077
Other	79	654
Consolidated profit from principal operations	272,887	287,864
Net profit attributable to equity holders of the Company	113,798	145,867

     (2) Financial data prepared under CAS

	As at December 31,	As at December 31,	Percentage of
	2008	2007	change
	RMB million	RMB million	%
Total assets	1,194,901	1,069,135	11.8
Current assets	226,983	240,602	(5.7)
Non-current assets	967,918	828,533	16.8
Total liabilities	347,176	285,733	21.5
Current liabilities	264,337	199,222	32.7
Non-current liabilities	82,839	86,511	(4.2)
Equity to equity holders of the Company	791,619	739,616	7.0
Total equity	847,725	783,402	8.2
     For reasons for changes, please read Section 1(3) in 6.1.2
     (3) Principal operations by segment and by product under CAS

				Year-on-	Year-on-
	Income from	Cost of		year change	year
	principal	principal		in income	change in
	operations	operations		from	cost of	Increase or
	for the year	for the year		principal	principal	decrease in
By segment	ended 2008	ended 2008	Margin*	operations	operations	margin
	RMB	RMB				Percentage
	million	million	%	%	%	point
Exploration and production	609,890	236,403	45.1	32.9	35.7	(5.6)
Refining and marketing	876,109	888,807	(3.2)	32.3	43.2	(7.1)
Chemicals and marketing	106,818	97,222	8.8	7.0	16.2	(7.0)
Natural gas and pipeline	62,440	44,602	27.2	26.7	25.6	0.7
Other	235	152	—	—	—	—
Inter-segment elimination	(615,818)	(614,519)	—	—	—	—
Total	1,039,674	652,667	26.2	28.3	43.6	(9.3)

*	Margin=Profit from principal operations /Income from principal operations
     (4) Principal operations by regions under CAS

Revenue from external customers	2008	2007	Year-on-year change
	RMB million	RMB million	%
PRC	1,015,160	807,712	25.7
Other	55,986	28,641	95.5
Total	1,071,146	836,353	28.1

Total assets

PRC	1,096,239	987,269	11.0
Other	98,662	81,866	20.5
Total	1,194,901	1,069,135	11.8

     (5) Principal subsidiaries and associates of the Group

			Amount	Amount
	Registered		of total	of total	Net
Name of company	capital	Shareholding	assets	liabilities	profit
			RMB	RMB	RMB
	RMB million	%	million	million	million
Daqing Oilfield Company Limited	47,500	100.00	175,887	59,211	76,763
CNPC Exploration and Development Company Limited	16,100	50.00	95,096	17,058	18,484
PetroChina Hong Kong Limited	HK$7,592 million	100.00	13,023	2,203	3,934
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	10,433	13,182	(5,660)
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	6,619	3,972	392
     6.2 Business Prospect
     In 2009, impacted by the global financial crisis amid increasing uncertainties in the global economic environment, the growth of the PRC economy has slowed down, marked by the shrinkage of domestic demand of petrochemical products. Confronted with the complex and volatile external environment and increasing market competition, the Group will continue to react to changing market conditions with flexibility, organise production and operation in a scientific manner, actively promote the technological advancement and enhance corporate management in order to ensure the sustained, effective and rapid development of the Company.
     In respect of exploration and production, the Group will continue to place top priority on resources exploration and further consolidate the leading position of its upstream operations in China. The Group will stress the parallel development of oil and gas exploration, focus on the Eight Basins in the PRC and continuously boost the “Peak Growth in Oil and Gas Reserves” Program. The Group will endeavour to unearth sizeable and high quality reserves with a view to maintain the growth momentum of crude oil and natural gas reserves. In oilfield development, emphasis will be placed on the overall development of new oilfields. The Group has extensively initiated works to achieve steady and increasing oil and gas production in mature oilfields through the deployment of various comprehensive measures including conducting secondary recovery of mature oilfields. Natural gas operations will again be regarded as an ongoing landmark strategic growth project, with emphasis on key gas regions, so as to maintain the rapid and vigorous growth momentum of natural gas.
     In respect of refining and chemicals operations, the Group will leverage on the opportunities presented by the reform of refined products pricing mechanism in China by utilising its advantage in integrated refining and chemical operations. The Group will enhance the optimisation of resources allocation and the adjustment of equipment mix. Efforts will also be made towards product upgrades and technological advancement. Control over production management will be strengthened to maintain steady and efficient production. Production of chemical products will also be market-oriented with a view to increase sales. The Group will push ahead key refining and petrochemical construction projects in an orderly manner, so that completion of the construction of facilities can meet the production plan and the refining and processing capacity can be kept growing in a certain scale.

     In respect of the sale of refined products, the Group will proactively adapt to changes in the market by adopting a flexible and effective marketing strategy. Production, transportation and marketing will be better organised as a whole to optimise the flow of resources, market distribution and logistics. Efforts will also be made to explore profitable markets. The Group will endeavour to increase its market share by speeding up the building of its capacities in commercial reserves and enhancing its retail management to increase sales in terms of turnover and marketing efficacy.
     In respect of natural gas and pipeline construction, the Group will speed up the implementation and completion of various key projects of oil and gas pipelines and improve the facilities and control of transportation and storage. A nationwide pipeline network and supply system characterised by diversification of resources, flexible despatch priority and stable supply will be established. Concerted efforts will be made to develop new markets for natural gas, in particular for the long gas pipelines including the Second West-East Gas Pipeline project and the Shandong Pipeline Network. Utilisation of gas will be optimised and efforts will be made to meet the demand for gas in major cities, public sector and key industries so that marketing efficacy can be boosted.
     In respect of international operations, the Group will continue to enhance international energy co-operation opportunities in order to obtain mutual benefits, and endeavour to realise faster production growth in its overseas oil and gas productions. The Group will continue to leverage on the existing resources with a view to ensure stable production in the developed oilfields and at the same time, expedite new development projects with a view to increase reserves and production. Overseas business development will be accelerated. Subject to proper management of risks and assurance of economic benefits, the Group will continue to increase the scale of its international trading business and will speed up the establishment of overseas oil and gas operating centres in an effort to promote internationalisation and also raise the standard of its operations to international levels.
     In 2009, the Group will continue to emphasise on scientific development and proactively face all challenges by leveraging on favourable conditions. The Group will continue to conduct its business in a prudent and steady manner, thereby continuously enhancing its corporate value and striving to maximise returns to its equity holders, the society and its staff.
     6.3 Risk Factors
     In the course of its production and operations, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.
     1. Industry Regulations and Tax Policies Risk
     Like other oil and gas companies in China, the Group’s operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as the issuance of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards, etc., affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group’s business operations.

     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government has been actively implementing taxation reforms, which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.
     2. Price Fluctuations of Crude Oil and Refined Products Risk
     The Group is engaged in a wide range of petroleum-related activities. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected political events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil. On December 18, 2008, new pricing mechanism on domestic refined products was implemented whereby the prices of domestic refined products were allowed to adjust in line with the prices in the international crude oil market.
     3. Foreign Exchange Rate Risk
     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.
     4. Market Competition Risk
     The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group have been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in the refining and chemical and marketing of refined products businesses.
     5. Uncertainty of the Oil and Gas Reserves Risk
     According to industry characteristics and international practices, the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

     6. Hidden Hazards and Force Majeure Risk
     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion of operations scale and area, the hazard risks faced by the Group also increase accordingly. Further, new regulations adopted in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.

     6.4 Use of proceeds from fund raising
     ☑ Applicable     ☐ Not applicable

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively.		Total amount of proceeds used during the reporting period	RMB10,400 million
			Accumulated amount of proceeds used	RMB52,817 million
Committed project	Proposed investment (RMB million)	Modification of the project	Actual investment (RMB million)	Project return	Progress as planned	Achieved expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	5,377	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	3,520	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	495	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Dushanzi Petrochemical’s projects — processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	14,054	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	573	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Total	37,770		24,019
Projects not progressing as planned and not achieving estimated return	—
Projects modified and modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     6.5 Projects not funded by proceeds from fund raising
     ☑ Applicable     ☐ Not applicable

Unit: RMB million

Name of project	Total project amount	Progress of project	Project return
Dalian Petrochemical technological development project — processing 20 million tons of imported sulphur-bearing crude oil per year	10,789	Construction of part of the production facilities has been completed and production has commenced.	To be confirmed only upon commissioning
Guangxi Petrochemical project refining 10 million tons of crude oil per year	15,120	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Sichuan Petrochemical project with an ethylene output of 0.8 million tons per year	22,049	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Fushun Petrochemical one million tons per year ethylene technology development project	15,606	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Lanzhou-Zhengzhou-Changsha Refined Products Pipeline	11,900	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Second West-East Gas Pipeline	142,243	Installation of pipeline has commenced.	To be confirmed only upon commissioning
Total	217,707
     6.6 Explanation of the Board of Directors about the Accounting Firm’s “other than standard unqualified opinion”
     ☐ Applicable     ☑ Not applicable
     6.7 Profit Forecast for the Next Fiscal Year
     ☐ Applicable     ☑ Not applicable
     6.8 Profit Distribution Plan from the Board of Directors
     6.8.1 Profit Distribution for the Previous Three Years

Unit: RMB million

Year	Amount of dividends in cash (including tax)	Net profit in respect of the year declaring dividends*	Percentage of dividends to net profit (%)
2005	60,013	133,362	45.0
2006	64,001	142,224	45.0
2007	65,531	145,625	45.0

*	Net profit was the net profit attributable to equity holders of the Company as reflected in the audited financial statement prepared in accordance with IFRS in respect of the year when dividends were declared.

     6.8.2 Profit Distribution Plan from the Board of Directors
     The Board recommends to pay final dividends of RMB0.14953 per share (inclusive of applicable tax) based on 45% of the net profit of the Group for the twelve months ended December 31, 2008 under IFRS after deducting the interim dividends for 2008 paid on October 16, 2008. The proposed final dividends are subject to equity holders’ review and approval at the forthcoming annual general meeting to be held on May 12, 2009. The final dividends will be paid to equity holders whose names appear on the register of members of the Company at the close of business on May 27, 2009. The register of members of H shares will be closed from May 21, 2009 to May 27, 2009 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on May 20, 2009. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of May 27, 2009 are eligible for the final dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the Company’s equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 12, 2009.

7 SIGNIFICANT EVENTS
     7.1 Acquisition of Assets
     ☑ Applicable     ☐ Not applicable

			Net profit	Net profit
			contributed	contributed		Whether	Whether
			to the Group	to the Group		ownership	contractual
			since the	from the		of the	rights and
			date of the	beginning of	Whether	relevant	obligations
			acquisition	the year to	constitute	assets has	have been
Counterparty and	Date of	Acquisition	to the end of	the end of	connected	been fully	fully
assets acquired	acquisition	price	2008	2008	transaction	transferred	transferred
Acquisition from CNPC of refined products sales assets and business	June 10, 2008	RMB1,004 million	Not applicable	Not applicable	Yes, based on valuation	No	No
Acquisition from CNPC of assets under the risk operation service business	November 19, 2008	RMB5,306 million	Not applicable	Not applicable	Yes, based on valuation	Yes	Yes
Acquisition from CNPC of Sun World Limited by the Company, which thereby indirectly held interests in CNPC (Hong Kong) Limited	December 18, 2008	RMB6,693 million	Not applicable	RMB3,934 million	Yes, based on market value	Yes	Yes
     The above transactions did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.
     7.2 Sale of Assets
     ☐ Applicable     ☑ Not applicable
     The Group does not conduct any sale of material assets during the current reporting period.
     7.3 Material Guarantee
     ☐ Applicable     ☑ Not applicable
     The Group has no material guarantee during the current reporting period.

     7.4 Material Connected Transactions
     7.4.1 Connected sales and purchases
     ☑ Applicable     ☐ Not applicable

	Sales of goods and provision of		Purchase of goods and services from
	services to connected party		connected party
		Percentage of the		Percentage of the
	Transaction	total amount of the	Transaction	total amount of the
	amount	type of transaction	amount	type of transaction
Connected party	RMB million	%	RMB million	%
CNPC and its subsidiaries	46,645	4.35	201,993	20.73
Other connected parties	14,369	1.34	8,412	0.86
Total	61,014	5.69	210,405	21.59
     7.4.2 Connected obligatory rights and debts
     ☑ Applicable     ☐ Not applicable

			Funds provided to the Group by
	Funds provided to connected party		connected party
	Occurrence		Occurrence
	amount	Balance	amount	Balance
Connected parties	RMB million	RMB million	RMB million	RMB million
CNPC and its subsidiaries	—	—	56,443	80,925
Other connected parties	(1,601)	213	—	—
Total	(1,601)	213	56,443	80,925
     7.4.3 Utilisation of funds and status of repayment and settlement in 2008
     ☐ Applicable     ☑ Not applicable
     7.4.4 Recourse action proposed by the Board in respect of the repayment and settlement of utilisation of funds for non-operating purpose which was in progress as at the end of 2008
     ☐ Applicable     ☑ Not applicable
     7.5 Entrusted Money Management
     ☐ Applicable     ☑ Not applicable
     7.6 Performance of Commitments
     ☑ Applicable     ☐ Not applicable

     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2008:

Name of
Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2008, CNPC had obtained formal land use right certificates in relation to 27,615 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has completed none of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.	1. At present, CNPC operated the following businesses which are identical or similar to the core businesses of the Group:

(1) Overseas operations which are identical or similar to the core businesses of the Group.

CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADS are listed prohibit their citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

(2) Five sets of chemical production facilities

Five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units have been wholly owned by CNPC since the Company’s establishment. Other than the advanced alcohol facility which has ceased production, the rest of the five sets of facilities are under normal operation.

Given the five sets of chemical production facilities are relatively small in scale, low in productivity and profitability as compared with similar facilities of the Group, they will not constitute substantive competition with the principal businesses of the Group.

2. Upon the establishment of the Company, CNPC’s interests in CNPC (Hong Kong) Limited were not injected into the Company, thus the domestic and overseas exploration and production of crude oil and natural gas by CNPC (Hong Kong) Limited constituted competition with the Company to a certain extent. On August 27, 2008, the Company entered into a sale and purchase agreement with CNPC and its subsidiary to indirectly acquire CNPC (Hong Kong) Limited from CNPC. On December 18, 2008, the Company completed such acquisition, thus indirectly held 56.66% equity interest in CNPC (Hong Kong) Limited, further reducing its competition with the Company.

3. Upon the establishment of the Company, CNPC wholly owned or jointly owned with third parties interests in a few service stations. On June 10, 2008, the Company entered into an Acquisition Agreement with CNPC to acquire refined product sales assets and business (including 208 units of service stations and 25 units of oil tanks) owned by 23 entities of CNPC. Upon the completion of the acquisition, CNPC would cease to engage in operations in relation to the marketing of refined products, thereby further reducing the connected transactions and competition with the Company.

	CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	CNPC has not violated the relevant undertaking.

Name of
Shareholder	Undertaking	Performance of Undertaking
CNPC	On September 22, 2008, CNPC increased its shareholdings in the Company via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company. CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period.	CNPC has not violated the relevant undertaking.
     7.7 Material Litigation and Arbitration
     ☐ Applicable     ☑ Not applicable
     7.8 Other Significant Events
     ☑ Applicable     ☐ Not applicable
     7.8.1 Investment in securities
     ☐ Applicable     ☑ Not applicable
     7.8.2 Holding of interest in other listed securities
     ☑ Applicable     ☐ Not applicable
     As at the end of the reporting period, interests in other listed securities held by the Company were as follows:
Unit: HK Dollars million

			Number		Book value
	Stock	Initial	of shares		as at the
Stock	short	Investment	held	Shareholding	end of the	Classification	Source of
code	name	amount	(million)	held	year	in accounts	shareholding
135	CNPC (Hong Kong)	742	2,513.92	56.61%	742	Long term equity investment	Merger and acquisition
     The Group held the shares in CNPC (Hong Kong) Limited through Sun World Limited, its overseas wholly-owned subsidiary. The shares of CNPC (Hong Kong) Limited are listed on The Stock Exchange of Hong Kong Limited (Stock short name: CNPC (Hong Kong)).
     7.8.3 Holding of interest in non-listed financial institutions
     ☐ Applicable     ☑ Not applicable

     7.8.4 Sale and purchase of other listed securities
     ☐ Applicable     ☑ Not applicable
     7.8.5 In 2008, the Company was notified by the Ministry of Finance of the PRC that in order to ensure supply of crude oil and refined products in the market, financial support measures would be provided to the Company. During the year, the Company recognised governmental grants in the amount of RMB15,700 million.
     7.8.6 On June 20, 2008, the PRC Government adjusted the prices of refined products in the domestic market, raising the ex-factory prices of gasoline and diesel by RMB1,000 per ton and the ex-factory prices of aviation fuel by RMB1,500 per ton.
     7.8.7 On December 18, 2008, the PRC Government adjusted the prices of refined products in the domestic market, reducing the ex-factory prices of gasoline, diesel and aviation fuel per ton by RMB900, RMB1,100 and RMB2,400 respectively.
     7.8.8 The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, Supervisors and senior executives of the Company are eligible for the scheme and the rights granted thereunder can be exercised from April 8, 2003 to April 7, 2008. The exercise price is the price of the H share as at the initial public offering, being HK$1.28 per share. As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB1,400 million in the financial statements of the Group for the year ended December 31, 2008.
     7.9 Events after the Balance Sheet Date
     ☑ Applicable     ☐ Not applicable
     7.9.1 On January 13, 2009, the Company issued the first tranche of the medium-term notes amounting to RMB15 billion for a term of 3-years at an interest rate of 2.70% per annum.
     7.9.2 On March 19, 2009, the Company issued the second tranche of the medium-term notes amounting to RMB15 billion for a term of 3-years at an interest rate of 2.28% per annum.

8 REPORT OF THE SUPERVISORY COMMITTEE
     The Supervisory Committee is of the opinion that the Company’s operation is in compliance with law. It is satisfied with the Company’s financial position, use of proceeds of fund raising, acquisition and disposal of assets and connected transactions.

9 FINANCIAL STATEMENTS
     9.1 Auditors’ Opinion

Financial Statements	☐ Unaudited	☑ Audited
Auditors’ opinion	☑ Standard unqualified opinion	☐ Other than standard unqualified opinion
     9.2 The Group’s Balance Sheets, Profit and Loss Accounts/ Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives
     9.2.1 Financial statements prepared in accordance with IFRS
     1. Consolidated Profit and Loss Account

	Notes	2008	2007
		RMB million	RMB million
TURNOVER	(i)	1,071,146	836,353

OPERATING EXPENSES		63
Purchases, services and other		(562,122)	(369,219)
Employee compensation costs		(62,065)	(50,863)
Exploration expenses, including exploratory dry holes		(21,879)	(20,956)
Depreciation, depletion and amortisation		(94,603)	(67,274)
Selling, general and administrative expenses		(59,457)	(52,257)
Taxes other than income taxes		(124,115)	(73,792)
Other incomes/(expenses), net		12,395	(1,221)

TOTAL OPERATING EXPENSES		(911,846)	(635,582)

PROFIT FROM OPERATIONS		159,300	200,771

FINANCE COSTS
Exchange gain		1,774	1,808
Exchange loss		(2,855)	(2,559)
Interest income		2,274	2,099
Interest expense		(2,963)	(3,604)

TOTAL NET FINANCE COSTS		(1,770)	(2,256)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		4,299	6,442

PROFIT BEFORE TAXATION	(ii)	161,829	204,957
TAXATION	(iii)	(35,178)	(49,781)

PROFIT FOR THE YEAR		126,651	155,176

ATTRIBUTABLE TO:
Equity holders of the Company		114,431	146,750
Minority interest		12,220	8,426

		126,651	155,176

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RMB)	(iv)	0.63	0.82

DIVIDENDS:	(v)
Interim dividends declared during the year		24,127	36,823
Final dividends proposed after the balance sheet date		27,367	28,708

		51,494	65,531

     2. Consolidated Balance Sheet

	Notes	2008	2007
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		898,909	765,933
Investments in associates and jointly controlled entities		28,886	26,219
Available-for-sale financial assets		2,022	2,699
Advance operating lease payments		26,201	23,434
Intangible and other assets		10,677	8,488
Deferred tax assets		496	305
Time deposits with maturities over one year		2,510	5,053

TOTAL NON-CURRENT ASSETS		969,701	832,131

CURRENT ASSETS
Inventories		90,670	88,496
Accounts receivable	(vi)	16,756	18,565
Prepaid expenses and other current assets		69,364	36,216
Notes receivable		4,314	4,735
Time deposits with maturities over three months but within one year		10,425	18,885
Cash and cash equivalents		32,944	68,652

TOTAL CURRENT ASSETS		224,473	235,549

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	156,390	145,393
Income taxes payable		1,262	11,762
Other taxes payable		13,924	11,133
Short-term borrowings		92,761	30,934

TOTAL CURRENT LIABILITIES		264,337	199,222

NET CURRENT (LIABILITIES)/ ASSETS		(39,864)	36,327

TOTAL ASSETS LESS CURRENT LIABILITIES		929,837	868,458

EQUITY
Equity attributable to equity holders of the Company:
Share capital		183,021	183,021
Retained earnings		378,600	333,779
Reserves		229,217	221,404

		790,838	738,204
Minority interest		56,288	43,896

TOTAL EQUITY		847,126	782,100

NON-CURRENT LIABILITIES
Long-term borrowings		32,827	39,688
Asset retirement obligations		36,262	24,761
Deferred tax liabilities		12,460	20,874
Other long-term obligations		1,162	1,035

TOTAL NON-CURRENT LIABILITIES		82,711	86,358

TOTAL EQUITY AND NON-CURRENT LIABILITIES		929,837	868,458

     3. Consolidated Cash Flow Statement

	2008	2007
	RMB	RMB
	million	million

CASH FLOWS FROM OPERATING ACTIVITIES	170,506	205,243

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(215,416)	(173,268)
Acquisition of investments in associates and jointly controlled entities	(3,619)	(1,903)
Acquisition of available-for-sale financial assets	(23)	(328)
Consolidation of PetroKazakhstan Inc.	—	1,542
Acquisition of intangible assets and other non-current assets	(3,909)	(3,378)
Purchase of minority interest	(177)	(178)
Acquisition of Sun World Limited	(6,693)	—
Repayment of capital by associates and jointly controlled entities	—	6,618
Proceeds from disposal of property, plant and equipment	435	1,014
Proceeds from disposal of investments in associates and jointly controlled entities	67	1,033
Proceeds from disposal of subsidiaries	535	—
Proceeds from disposal of available-for-sale financial assets	52	276
Proceeds from disposal of intangible and other non-current assets	37	—
Dividends received	4,095	1,111
Decrease/(increase) in time deposits with maturities over three months	10,669	(18,025)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(213,947)	(185,486)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(83,841)	(33,183)
Repayments of long-term borrowings	(14,196)	(24,218)
Dividends paid to minority interest	(2,738)	(4,829)
Dividends paid to equity holders of the Company	(52,835)	(64,517)
Dividends paid to Sun World Limited equity holder from Sun World Limited pre-acquisition	(791)	—
Issuance of A shares	—	66,243
Increase in short-term borrowings	152,768	36,842
Increase in long-term borrowings	4,472	20,650
Capital contribution from minority interest	8,768	1,349
Capital reduction of subsidiaries	(3,754)	—
(Decrease)/increase in other long-term obligations	(8)	33

NET CASH FLOWS FROM/(USED FOR) FINANCING ACTIVITIES	7,845	(1,630)

TRANSLATION OF FOREIGN CURRENCY	(112)	(221)

(Decrease)/increase in cash and cash equivalents	(35,708)	17,906
Cash and cash equivalents at beginning of the year	68,652	50,746

Cash and cash equivalents at end of the year	32,944	68,652

     4. Selected notes from the financial statements prepared in accordance with IFRS
     (i) TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas.
     (ii) PROFIT BEFORE TAXATION

	2008	2007
	RMB million	RMB million

Items credited and debited in arriving at the profit before taxation included:

Crediting
Dividend income from available-for-sale financial assets	251	126
Reversal of provision for impairment of receivables	184	2,473
Reversal of write down in inventories	15	98
Government grants	16,914	1,197

Charging
Amortisation on intangible and other assets	1,884	1,503
Auditors’ remuneration	95	119
Cost of inventories recognised as expense	661,798	458,508
Impairment of available-for-sale financial assets	30	—
Provision for impairment of receivables	185	152
Loss on disposal of property, plant and equipment	2,596	1,808
Operating lease expenses	6,817	7,443
Research and development expenses	7,760	5,315
Write down in inventories	8,608	153
     (iii) TAXATION

	2008	2007
	RMB million	RMB million
Income taxes	43,393	48,975

Deferred taxes	(8,215)	806

	35,178	49,781

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25% (2007: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2008	2007
	RMB million	RMB million

Profit before taxation	161,829	204,957

Tax calculated at a tax rate of 25% (2007: 33%)	40,457	67,636

Prior year tax return adjustment	25	451
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	6,876	633

Effect of preferential tax rate	(10,895)	(17,008)
Effect of change in statutory and PRC corporate income tax rates on deferred taxes	(3,134)	(3,788)

Tax effect of income not subject to tax	(1,358)	(2,838)

Tax effect of taxable items deductible not expensed	—	(2,365)
Tax effect of expenses not deductible for tax purposes	3,207	4,142

Tax effect of unused tax losses which had expired	—	2,918

Taxation	35,178	49,781

     (iv) BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2008 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 183,021 million shares issued and outstanding for the year.
     Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.
     There are no potential dilutive ordinary shares.
     (v) DIVIDENDS

	2008	2007
	RMB million	RMB million
Interim dividends attributable to equity holders of the Company for 2008 (note a)	24,127	—
Proposed final dividends attributable to equity holders of the Company for 2008 (note b)	27,367	—

Interim dividends attributable to equity holders of the Company for 2007 (note c)	—	36,823
Final dividends attributable to equity holders of the Company for 2007 (note d)	—	28,708

	51,494	65,531

(a)	Interim dividends attributable to equity holders of the Company in respect of 2008 of RMB0.13183 yuan per share amounting to a total of RMB24,127 million were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2008, and were paid on October 16, 2008.

(b)	At the meeting on March 25, 2009, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2008 of RMB0.14953 yuan per share amounting to a total of RMB27,367 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2009 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to equity holders of the Company in respect of 2007 of RMB0.205690 yuan per share amounting to a total of RMB36,823 million were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on September 28, 2007.

(d)	Final dividends attributable to equity holders of the Company in respect of 2007 of RMB0.156859 yuan per share amounting to a total of RMB28,708 million were approved by the shareholders in the Annual General Meeting on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2008, and were paid on June 13, 2008.

(e)	Final dividends attributable to equity holders of the Company in respect of 2006 of RMB0.154699 yuan per share amounting to a total of RMB27,694 million were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on June 1, 2007.
     (vi) ACCOUNTS RECEIVABLE

	December 31, 2008	December 31, 2007
	RMB million	RMB million

Accounts receivable due from third parties	12,784	15,442
Accounts receivable due from related parties	6,394	6,002

	19,178	21,444
Less: Provision for impairment of receivables	(2,422)	(2,879)

	16,756	18,565

     The aging analysis of accounts receivable at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007
	RMB million	RMB million

Within 1 year	16,509	18,406
Between 1 to 2 years	155	39
Between 2 to 3 years	25	32
Over 3 years	2,489	2,967

	19,178	21,444

     (vii) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2008	December 31, 2007
	RMB million	RMB million

Trade payables	29,431	40,567
Advances from customers	10,800	9,846
Salaries and welfare payable	6,363	11,585
Accrued expenses	13	5
Dividends payable by subsidiaries to minority shareholders	61	67
Interest payable	82	65
Construction fee and equipment cost payables	46,310	30,784
One-time employee housing remedial payment payable	6	221
Amounts due to related parties	47,896	41,025
Other payables	15,428	11,228

	156,390	145,393

     The aging analysis of trade payables at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007
	RMB million	RMB million

Within 1 year	27,878	39,125
Between 1 to 2 years	843	819
Between 2 to 3 years	243	307
Over 3 years	467	316

	29,431	40,567

     (viii) SEGMENT INFORMATION
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     Operating segment information for the years ended December 31, 2007 and 2008 is presented below:

	Exploration	Refining	Chemicals	Natural
Year Ended	and	and	and	Gas and
December 31, 2008	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	624,909	886,472	110,850	63,315	1,418	1,686,964
Less: Intersegment sales	(500,522)	(96,490)	(11,929)	(6,706)	(171)	(615,818)

Turnover from external customers	124,387	789,982	98,921	56,609	1,247	1,071,146

Depreciation, depletion and amortisation	(58,771)	(20,260)	(8,407)	(6,310)	(855)	(94,603)
Segment result	257,056	(63,684)	3,664	16,765	(7,439)	206,362
Other costs	(16,858)	(19,286)	(6,541)	(708)	(3,669)	(47,062)

Profit/(loss) from operations	240,198	(82,970)	(2,877)	16,057	(11,108)	159,300

	Exploration	Refining	Chemicals	Natural
Year Ended	and	and	and	Gas and
December 31, 2007	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	471,928	670,844	102,718	50,066	1,718	1,297,274
Less: Intersegment sales	(378,888)	(63,766)	(11,009)	(6,610)	(648)	(460,921)

Turnover from external customers	93,040	607,078	91,709	43,456	1,070	836,353

Depreciation, depletion and amortisation	(43,582)	(11,196)	(5,923)	(5,926)	(647)	(67,274)
Segment result	221,995	9,329	13,256	13,057	(3,388)	254,249
Other costs	(14,492)	(30,009)	(5,425)	(562)	(2,990)	(53,478)

Profit/(loss) from operations	207,503	(20,680)	7,831	12,495	(6,378)	200,771

     9.2.2 Financial statements prepared in accordance with CAS
     (1) Consolidated and Company Balance Sheets

	Unit: RMB million

	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	The Group	The Group	The Company	The Company
ASSETS
Current assets
Cash at bank and on hand	45,879	92,590	31,759	78,332
Notes receivable	4,314	4,735	3,878	3,988
Accounts receivable	16,756	18,565	2,170	2,131
Advances to suppliers	37,394	20,441	20,896	16,086
Interest receivable	21	109	18	109
Dividends receivable	60	18	129	85
Other receivables	6,076	15,587	14,637	24,173
Inventories	90,670	88,496	81,189	70,284
Current portion of non-current assets	136	59	136	59
Other current assets	25,677	2	24,241	2

Total current assets	226,983	240,602	179,053	195,249

Non-current assets
Available-for-sale financial assets	1,973	2,648	941	1,456
Long-term equity investments	28,036	25,265	136,041	107,003
Fixed assets	254,996	248,037	204,532	199,386
Oil and gas properties	472,845	406,588	321,473	271,576
Construction in progress	160,437	105,661	135,501	85,597
Construction materials	11,289	6,927	9,736	5,455
Fixed assets pending disposal	293	287	287	282
Intangible assets	23,554	20,022	19,096	16,356
Goodwill	148	—	148	—
Long-term prepaid expenses	13,318	12,045	11,299	9,924
Deferred tax assets	496	305	—	—
Other non-current assets	533	748	—	—

Total non-current assets	967,918	828,533	839,054	697,035

TOTAL ASSETS	1,194,901	1,069,135	1,018,107	892,284

	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	The Group	The Group	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	87,217	18,734	95,913	17,898
Notes payable	433	1,143	—	—
Accounts payable	118,197	104,468	85,013	66,877
Advances from customers	12,968	12,433	10,985	10,443
Employee Compensation payable	6,363	11,585	5,395	10,751
Taxes payable	15,186	22,895	9,067	13,793
Interest payable	155	173	37	61
Dividends payable	127	89	—	—
Other payables	17,576	15,322	15,266	43,873
Provisions	568	715	58	75
Current portion of non-current liabilities	5,544	11,652	5,373	9,029
Other current liabilities	3	13	—	—

Total current liabilities	264,337	199,222	227,107	172,800

Non-current liabilities
Deferred income	211	76	186	62
Long-term borrowings	28,684	35,305	23,362	29,044
Debentures payable	4,143	4,383	3,500	3,500
Long-term payables	57	57	56	56
Grants payable	768	774	711	710
Provisions	36,262	24,761	23,854	15,307
Deferred tax liabilities	12,588	21,027	1,966	8,110
Other non-current liabilities	126	128	126	123

Total non-current liabilities	82,839	86,511	53,761	56,912

Total liabilities	347,176	285,733	280,868	229,712

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,315	122,312	127,960	128,160
Surplus reserves	122,216	106,232	109,550	94,305
Undistributed profits	373,793	329,605	316,708	257,086
Currency translation differences	(2,726)	(1,554)	—	—

Equity attributable to equity holders of the Company	791,619	739,616	737,239	662,572

Minority interest	56,106	43,786	—	—

Total shareholders’ equity	847,725	783,402	737,239	662,572

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,194,901	1,069,135	1,018,107	892,284

     (2) Consolidated and Company Income Statements

Unit: RMB million

	2008	2007	2008	2007
Items	The Group	The Group	The Company	The Company

Operating income	1,071,146	836,353	771,025	595,734

Less: Cost of sales	(683,677)	(479,464)	(587,821)	(400,719)
Tax and levies on operations	(116,460)	(68,758)	(67,810)	(41,786)

Selling expenses	(46,189)	(41,345)	(37,235)	(33,293)
General and Administrative expenses	(53,211)	(46,379)	(39,924)	(32,335)
Finance expenses	(2,245)	(2,658)	(903)	(1,331)
Asset impairment losses	(24,765)	1,742	(22,971)	1,526
Add: Investment income	4,733	6,528	98,693	57,614

Operating profit	149,332	206,019	113,054	145,410

Add: Non-operating income	18,067	2,543	16,016	2,179
Less: Non-operating expenses	(6,299)	(4,380)	(5,115)	(3,968)

Profit before taxation	161,100	204,182	123,955	143,621

Less: Taxation	(35,154)	(49,871)	3,747	(10,956)

Net profit	125,946	154,311	127,702	132,665

Including: Net profit earned by Sun World Limited before the combination	3,934	2,824	—	—
Net profit attributable to equity holders of the Company	113,798	145,867	127,702	132,665

Minority interest	12,148	8,444	—	—
Earnings per share (based on the Group’s net profit attributable to equity holders of the Company)
Basic earnings per share (RMB Yuan)	0.62	0.81	0.70	0.74
Diluted earnings per share (RMB Yuan)	0.62	0.81	0.70	0.74

     (3) Consolidated and Company Cash Flow Statements

Unit: RMB million

	2008	2007	2008	2007
	The	The	The	The
Items	Group	Group	Company	Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,253,493	966,715	877,363	695,780
Refund of taxes and levies	14,265	1,047	12,853	854
Cash received relating to other operating activities	10,181	697	14,926	2,237

Sub-total of cash inflows	1,277,939	968,459	905,142	698,871

Cash paid for goods and services	(724,666)	(459,709)	(597,873)	(415,800)
Cash paid to and on behalf of employees	(67,285)	(50,667)	(49,369)	(35,378)
Payments of taxes and levies	(255,671)	(189,073)	(133,299)	(92,248)
Cash paid relating to other operating activities	(53,514)	(56,797)	(75,461)	(54,287)

Sub-total of cash outflows	(1,101,136)	(756,246)	(856,002)	(597,713)

Net cash flows from operating activities	176,803	212,213	49,140	101,158

Cash flows from investing activities
Cash received from disposal of investments	10,788	7,927	8,077	1,389
Consolidation of PetroKazakhstan Inc.	—	1,542	—	—
Deregistration of wholly-owned subsidiaries to branches	—	—	63	32
Cash received from returns on investments	6,457	3,183	97,201	67,561
Cash received from disposal of subsidiaries	535	—	—	—
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	472	1,014	342	425

Sub-total of cash inflows	18,252	13,666	105,683	69,407

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(224,000)	(181,449)	(176,455)	(137,395)
Cash paid to acquire investments	(10,512)	(20,434)	(29,254)	(19,468)
Including: Cash paid to purchase shares of listed subsidiaries	—	(149)	—	(149)

Sub-total of cash outflows	(234,512)	(201,883)	(205,709)	(156,863)

Net cash flows from investing activities	(216,260)	(188,217)	(100,026)	(87,456)

Cash flows from financing activities
Cash received from capital contributions	8,768	1,349	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	8,768	1,349	—	—
Cash received from borrowings	157,240	57,492	131,035	43,308
Cash received from issuance of A shares	—	66,243	—	66,243
Cash received relating to other financing activities	150	427	97	407

Sub-total of cash inflows	166,158	125,511	131,132	109,958

Cash repayments of borrowings	(98,037)	(57,401)	(61,602)	(38,782)
Cash payments for interest expenses and distribution of dividends or profits	(60,348)	(73,509)	(57,124)	(69,199)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,738)	(4,809)	—	—
Capital reduction	(3,754)	—	—	—
Cash payments relating to other financing activities	(158)	(470)	(93)	(376)

Sub-total of cash outflows	(162,297)	(131,380)	(118,819)	(108,357)

Net cash flows from financing activities	3,861	(5,869)	12,313	1,601

Effect of foreign exchange rate changes on cash and cash equivalents	(112)	(221)	—	—

Net (decrease) / increase in cash and cash equivalents	(35,708)	17,906	(38,573)	15,303

Add: Cash and cash equivalents at beginning of the year	68,652	50,746	60,332	45,029

Cash and cash equivalents at end of the year	32,944	68,652	21,759	60,332

     (4) Consolidated Statement of Changes in Equity

Unit: RMB million

	Shareholders’ equity attributable to Company
				Undist-	Currency		Total
	Share	Capital	Surplus	ributed	translation	Minority	shareholders’
Items	capital	surplus	reserves	profit	differences	interest	equity

Balance at December 31, 2006	179,021	59,797	89,928	213,255	(534)	26,128	567,595

Acquisition of Sun World Limited	—	25	—	3,758	(37)	835	4,581
Significant accounting policy changes	—	—	—	47,546	(149)	4,588	51,985

Balance at January 1, 2007	179,021	59,822	89,928	264,559	(720)	31,551	624,161

Changes in the year of 2007	4,000	62,490	16,304	65,046	(834)	12,235	159,241

Net profit	—	—	—	145,867	—	8,444	154,311

Gains/ (losses) recognised directly in equity	—	247	—	—	(834)	(836)	(1,423)

Currency translation differences	—	—	—	—	(834)	(840)	(1,674)
Purchase of minority interest in subsidiaries	—	(109)	—	—	—	(69)	(178)
Fair value changes of available-for-sale financial assets	—	286	—	—	—	22	308

Other	—	70	—	—	—	51	121

Sub-total	—	247	—	145,867	(834)	7,608	152,888

Shareholders’ contribution and withdrawal	4,000	62,243	—	—	—	9,450	75,693

Capital contribution by shareholders — issuance of A shares	4,000	62,243	—	—	—	—	66,243
Capital contribution by shareholders — other	—	—	—	—	—	1,349	1,349
Consolidation of PetroKazakhstan Inc.	—	—	—	—	—	8,101	8,101

Profit distribution	—	—	16,304	(80,821)	—	(4,823)	(69,340)

Appropriation to surplus reserves	—	—	12,768	(12,768)	—	—	—

Special reserves — Safety Fund	—	—	3,536	(3,536)	—	—	—

Distribution to shareholders	—	—	—	(64,517)	—	(4,823)	(69,340)

Balance at December 31, 2007	183,021	122,312	106,232	329,605	(1,554)	43,786	783,402

Balance at January 1, 2008	183,021	122,312	106,232	329,605	(1,554)	43,786	783,402

Changes in the year of 2008	—	(6,997)	15,984	44,188	(1,172)	12,320	64,323

Net profit	—	—	—	113,798	—	12,148	125,946

Losses recognised directly in equity	—	(6,936)	—	—	(1,172)	(2,127)	(10,235)

Currency translation differences	—	—	—	—	(1,172)	(1,504)	(2,676)
Purchase of minority interest in subsidiaries	—	(17)	—	—	—	(160)	(177)
Acquisition of Sun World Limited	—	(6,693)	—	—	—	—	(6,693)
Fair value changes of available-for-sale financial assets	—	(237)	—	—	—	(36)	(273)

Disposal of subsidiaries	—	—	—	—	—	(429)	(429)

Other	—	11	—	—	—	2	13

Sub-total	—	(6,936)	—	113,798	(1,172)	10,021	115,711

Shareholders’ contribution and withdrawal	—	(61)	—	—	—	5,075	5,014

	Shareholders’ equity attributable to Company
				Undist-	Currency		Total
	Share	Capital	Surplus	ributed	translation	Minority	shareholders’
Items	capital	surplus	reserves	profit	differences	interest	equity
Capital contribution by shareholders — other	—	—	—	—	—	8,768	8,768

Capital reduction	—	(61)	—	—	—	(3,693)	(3,754)

Profit distribution	—	—	15,984	(69,610)	—	(2,776)	(56,402)

Appropriation to surplus reserves	—	—	12,770	(12,770)	—	—	—

Special reserves — Safety Fund	—	—	3,214	(3,214)	—	—	—

Distribution to shareholders	—	—	—	(52,835)	—	(2,776)	(55,611)
Dividends to Sun World Limited equity holder from Sun World Limited pre-acquisition	—	—	—	(791)	—	—	(791)

Balance at December 31, 2008	183,021	115,315	122,216	373,793	(2,726)	56,106	847,725

     9.3 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report
     ✓ Applicable     ☐ Not applicable
     In accordance with the Ministry of Finance’s (“MOF”) Interpretation of Accounting Standards for Business Enterprise No. 2, as a listed company which issued both A shares and H shares, the Group should apply the same accounting policy and accounting estimate in recognising, measuring and reporting in respect of the same transaction. Accordingly, the Group changed the accounting for the depletion of its oil and gas properties from the straight-line to a unit-of-production method retrospectively in 2008 and restated the comparative figures in the financial statements. This resulted in increases of RMB47,546 million and RMB55,045 million to the undistributed profits of the Group as of January 1, 2007 and January 1, 2008 respectively and of RMB7,499 million to the net profit attributable to the equity holders of the Company for the year ended December 31, 2007.
     In accordance with the relevant requirements of the State, the Group had, since 2007, accrued for a Safety Fund and the like by recognising them in the income statement and liabilities. In accordance with the MOF’s Cai Kuai Han [2008] No. 60 “Notice Regarding The Application of Accounting Standards for Business Enterprise in Preparing 2008 financial statements”, issued on December 26, 2008 and in compliance with the requirements of the MOF’s Interpretation of Accounting Standards for Business Enterprise (2008), the Group has, from 2008, recorded the Safety Fund as an appropriation of shareholders’ equity to a Special Reserve as part of the Group’s surplus reserves. When such expenses are incurred, it is recorded as a debit to Special Reserve and credited to “Shareholders’ Equity — Undistributed profits” and discontinued after the Special Reserve is reduced to zero. The change was applied retrospectively and the comparative amounts in the financial statements have been restated. This resulted in an increase of RMB2,652 million in the net profit attributable to the Company’s equity holders of the Group for the year ended December 31, 2007, a decrease of RMB884 million in the undistributed profits and an increase of RMB3,536 million in surplus reserves at December 31, 2007.

     9.4 Nature, Corrected Amount, Reason and Impact of Material Accounting Error
     ✓ Applicable     ☐ Not applicable
     9.5 Changes in the Scope of Consolidation as Compared with those for Last Annual Report
     ✓ Applicable     ☐ Not applicable
     On December 18, 2008, the Group completed the acquisition of an 100% interest in Sun World Limited from CNPC for a consideration of RMB6,693 million. The Group consolidated the results of Sun World Limited as a subsidiary. As Sun World Limited and the Group are under the ultimate control of CNPC which is other than temporary, the acquisition has been accounted for as a business combination under common control and the consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and Sun World Limited have always been combined.

10 REPURCHASE, SALE OR REDEMPTION OF SECURITIES
     The Company or any of its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2008.

11 COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the “Model Code”). The Company has made an inquiry with all its Directors and Supervisors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

12 COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules applicable for the twelve months ended December 31, 2008, except that from May 20, 2007 to May 16, 2008, the roles of the Chairman and the President of the Company were concurrently held by Mr Jiang Jiemin. On May 16, 2008, the First Meeting of the Fourth Session of the Board was convened at which Mr Jiang Jiemin resigned as the President of the Company and Mr Zhou Jiping was appointed as the President of the Company with immediate effect. Thereafter, the roles of the Chairman and the President of the Company are held by separate individuals and thereby the Company complies with the relevant requirement under the Code on Corporate Governance Practices.

13 AUDIT COMMITTEE
     The audit committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang. The main responsibilities of the audit committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors. The audit committee of the Company has reviewed and confirmed the final results announcement and the 2008 Annual Report for the twelve months ended December 31, 2008.
     The figures in respect of the results announcement of the Group for the year ended December 31, 2008 have been agreed by the Company’s auditors to the amounts set out in the Group’s audited consolidated financial statements for the twelve months ended December 31, 2008.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
March 25, 2009
     As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.
     This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.
     This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.